April 27, 2015

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2013 filed April 30, 2014 and

Response dated April 24, 2015

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru, of the comment letter dated April 16, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Form 20-F and the Company’s response letter dated April 24, 2015 (the “Response Letter”). Pursuant to the undersigned’s conversation with Craig Arakawa and Steve Lo of the Staff, we are resubmitting, on behalf of the Company, a revised version of the narrative portion of the Company’s note to its consolidated financial statements entitled “Disclosure of information on segments” (the “Segments Note”) as revised Schedule I attached hereto. Schedule I, as revised, expands the Company’s disclosure in the Segments Note to describe the material components included in the “adjustments and eliminations” column in the table set forth on revised Schedule II that was originally included in the Response Letter. The company believes that the revised Schedule I will be in compliance with paragraph 28 of IFRS 8.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5546, Alex J. Speyer at 212-530-5328 or Murray I.A. Gregorson at 212-530-5428.

Sincerely,

/s/ Arnold B. Peinado, III
Arnold B. Peinado, III

cc:	Securities and Exchange Commission:

Craig Arakawa

Steve Lo

Jim Lopez

Compañía de Minas Buenaventura S.A.A.:

Carlos Gálvez
Gulnara LaRosa

Daniel Dominguez

Milbank, Tweed, Hadley & McCloy LLP:

Alex J. Speyer

Murray I.A. Gregorson

Revised Schedule I

29.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals
-	Exploration and development activities
-	Construction and engineering services
-	Energy generation and transmission services
-	Insurance brokerage
-	Rental of mining concessions
-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L. and the Group’s subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca).

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. Also, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently.

Until December 31, 2013, the Group had aggregated all its mining operating segments into one reportable segment based on similarities on long term financial performance, nature of products, production processes, type of customers and legal environment. The Group had also determined that the energy generation and transmission services segment, construction and engineering services and other complementary business activities were not significant in order to evaluate the entire business performance.

In 2014, taking into account the changing economic environment (increased fluctuations of minerals prices, changing technology and increasing costs), the Group decided to present its operating segments separately to provide more transparent information to the interested parties and to facilitate their understanding about the nature and financial effects of its business activities and its economic environment. Comparative information for years 2013 and 2012 has also been provided.

Corporate information mainly includes the following:

In segment information of profit and loss -

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales.
-	Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa).
-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.
-	Participation in subsidiaries and associate companies of the Parent company, which are accounted for using the equity method.
-	Gain on business combination occurred in 2014, see note 5 to the consolidated financial statements.

Revised Schedule I

In the segment information of assets and liabilities -

-	Investments in Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., associate companies which are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.
-	Assets and liabilities of the operational mining units owned directly by the Parent company since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Adjustments and eliminations mainly include the following:

In segment information of profit and loss -

-	The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.
-	The elimination of intercompany sales.
-	The elimination of intercompany cost of sales.
-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

In the segment information of assets and liabilities –

-	The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.
-	The elimination of any equity pickup investments of the subsidiaries of the Parent company.
-	The elimination of intercompany receivables and payables.

Refer to Note 20 (a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. The revenue information is based on the locations of customers.

Refer to Note 20 (b) to the consolidated financial statements for information about major customers (clients representing more than 10 percent of the Group’s revenues).

All non-current assets are located in Peru.